FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of September 13, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated September 12, 2006 regarding positive and commendatory decision from the Korea Intellectual Property Office on disputed design patents claimed by MagnaChip

Exhibit 99.1

Pixelplus Obtains Positive and Commendatory Decision from the Korea Intellectual Property Office on the Disputed Design Patents Claimed by MagnaChip

Press Release

SEOUL, South Korea, September 12, 2006 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company that designs, develops and markets CMOS image sensors for various consumer electronics applications, today announced that it obtained a favorable ruling from the Korea Intellectual Property Office (“KIPO”) granting the Company’s request to effectively cancel and invalidate the disputed photo diode and sensor patents claimed by MagnaChip Semiconductor (“MagnaChip”).

As described in the Company’s Form F-1 Registration Statement filed with the U.S. Securities and Exchange Commission in December 2005, Pixelplus and MagnaChip have engaged in discussions over this issue since June 2005. In November 2005, Pixelplus initiated cancellation proceedings at KIPO to invalidate the disputed photo diode and sensor patents claimed by MagnaChip and, in May 2006, Pixelplus filed a request to expedite such proceedings with KIPO to obtain an early ruling on those patents.

In July 2006, the Company separately initiated cancellation proceedings at KIPO to invalidate the disputed color filter and contact hole process patents claimed by MagnaChip and also filed a request to expedite those proceedings with KIPO. KIPO is expected to issue an early ruling on the disputed color filter and contact hole process patents in November 2006.

“We are very pleased with KIPO’s decision which is completely and unanimously in our favor,” said Dr. Sang-Soo Lee, Chief Technology Officer of Pixelplus. “KIPO’s decision reinforces the Company’s firm and steadfast belief that MagnaChip’s patent infringement claims are entirely groundless and without merit. In moving ahead, we will continue to vigorously oppose MagnaChip’s claims and use our patented technology to penetrate and develop our business in new and emerging markets.”

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,”

“believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the US Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Stephen Cho

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5310

OR

Taylor Rafferty:

London - Jennifer Cornell at +44 (0)20 7614 2900

New York - Rebecca Lohse at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5733 2620

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

September 13, 2006